UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-40301

Infobird Co., Ltd

(Translation of registrant’s name into English)

Room 12A06, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road
Chaoyang District, Beijing, China 100102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

 Infobird Co., Ltd Announces Director Resignation

Infobird Co., Ltd (the “Company”) today announced that Mr. Zhixiong Wang, a former member of the Company’s board of directors (the “Board”), resigned from his positions as a member of the Board and as a member and the chair of the nominating and corporate governance committee of the Board for personal reasons, effective as of November 17, 2022.

Mr. Yimin Wu, the Company’s chairman and chief executive officer, would like to warmly thank Mr. Wang for his contribution and commitment to the Board’s work throughout his time in office, and wish him success in his future endeavors.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2022

INFOBIRD CO., LTD

By:	/s/ Yimin Wu
Name: Yimin Wu
Title: Chief Executive Officer and Chairman of the Board of Directors